UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

LML Payment Systems Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

50208P109

(CUSIP Number)

Ryan G. Miest, Esq.

Fredrikson & Byron, P.A.

200 South Sixth Street

Minneapolis, Minnesota 55402

(612) 492-7393

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 10, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50208P109

1.	Names of Reporting Persons Digital River, Inc. I.R.S. Identification No. of Above Person 41-1901640

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 28,246,684

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 28,246,684

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,246,684

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 90335C100

1.	Names of Reporting Persons LML Acquisition Corp. I.R.S. Identification No. of Above Person BN: 80211 9107 (Canada)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization BRITISH COLUMBIA, CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 28,246,684

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 28,246,684

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,246,684

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 1 (this “Amendment”) amends the Statement on Schedule 13D originally filed on October 1, 2012 (the “Original Filing”), by Digital River, Inc., a Delaware corporation (“Digital River”) and LML Acquisition Corp., a wholly-owned indirect subsidiary of Digital River (“Acquisition Sub”).  Unless otherwise indicated, all capitalized terms used herein have the meanings ascribed to them in the Original Filing. Unless specifically amended or modified hereby, the disclosure set forth in the Original Filing shall remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 of the Original Filing is hereby amended to add the following: Item 4 is incorporated by reference herein.

Item 4.	Purpose of Transaction.

Item 4 of the Original Filing is hereby amended to add the following:

Consummation of Plan of Arrangement

On January 10, 2013 (the “Closing Date”), Digital River completed its acquisition of LML Payment Systems Inc., a corporation existing under the laws of British Columbia, Canada (“LML”).  As previously announced, on September 21, 2012, Digital River entered into an Arrangement Agreement (the “Arrangement Agreement”), by and among Digital River, Acquisition Sub and LML, pursuant to which Digital River, through Acquisition Sub, agreed to acquire all of the issued and outstanding equity of LML (the “Arrangement”).  On the Closing Date, the Arrangement was consummated by way of a statutory plan of arrangement under British Columbia law (the “Plan of Arrangement”), and LML became a wholly-owned indirect subsidiary of Digital River.

Pursuant to the Arrangement Agreement and the Plan of Arrangement, on the Closing Date, (i) each share of LML common stock issued and outstanding immediately prior to the closing, a total of 28,246,684 shares, was acquired by Acquisition Sub for US$3.45 in cash (the “Per-Share Consideration”) and (ii) all outstanding options and warrants to acquire shares of LML common stock were cancelled in exchange for a cash amount equal to the amount, if any, by which the number of common shares underlying such option or warrant, multiplied by the Per-Share Consideration, exceeded the aggregate exercise price payable under the option or warrant to acquire the common shares underlying the option or warrant. The total consideration for the shares of LML acquired by Acquisition Sub and the cancellation of the outstanding options and warrants was approximately $102.8 million, which consideration was funded with cash on hand.

Other than as set forth in Item 4 to this Amendment, Item 4 to the Original Filing or in the Arrangement Agreement or Plan of Arrangement, neither Digital River nor Acquisition Sub, nor, to Digital River’s or Acquisition Sub’s knowledge, any of the persons listed on Schedule A attached to the Original Filing, have any plan or proposals that relate to, or may result in, any of the matters listed in Items 4(a) — (i) of Schedule 13D or any similar matter.

A copy of the Arrangement Agreement (including the Plan of Arrangement) was filed as Exhibit 2.1 to Digital River’s Current Report on Form 8-K filed with the United States Securities and Exchange Commission on September 24, 2012, and is incorporated herein by reference.   The foregoing description of the Arrangement Agreement and Plan of Arrangement is qualified in its entirety by reference to such exhibit.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Filing is hereby amended and restated in its entirety as follows:

(a)-(b) As of the date hereof, Digital River and Acquisition Sub are the beneficial owner of 28,246,684 Shares, representing 100% of the outstanding Shares of LML.  Digital River and Acquisition Sub have the shared power to vote and dispose of all of the outstanding Shares.

(c) Other than as described in this Amendment, neither Digital River nor Acquisition Sub, nor, to Digital River’s or Acquisition Sub’s knowledge, any of the persons listed on Schedule A attached to the Original Filing, has effected any transaction in Shares during the past 60 days.

(d) To Digital River’s and Acquisition Sub’s knowledge, no person other than Digital River and Acquisition Sub has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Amendment.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Original Filing is hereby amended to add the following: The response to Item 4 above is hereby incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits.
Item 7 of the Original Filing is hereby amended to add the following:
Exhibit 13	Joint Press Release regarding shareholder approval dated January 7, 2013 (incorporated by reference to Exhibit 99.1 to Digital River’s Current Report on Form 8-K filed on January 7, 2013).
Exhibit 14

Joint Press Release regarding consummation of the acquisition of LML Payment Systems Inc. by Digital River, Inc. dated January 10, 2013 (incorporated by reference to Exhibit 99.1 to Digital River’s Current Report on Form 8-K filed on January 10, 2013).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2013

DIGITAL RIVER, INC.

By:	/s/ Stefan B. Schulz
	Name:	Stefan B. Schulz
	Title:	Chief Financial Officer

LML ACQUISITION CORP.

By:	/s/ Stefan B. Schulz
	Name:	Stefan B. Schulz
	Title:	Chief Financial Officer